

Mail Stop 3628

June 13, 2016

Via E-mail
David Rands
Executive Vice President and CFO
VW Credit, Inc.
2200 Ferdinand Porsche Drive
Herndon, Virginia 20171

> **Re:** **Volkswagen Auto Loan Enhanced Trust 2012-2**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Response dated June 8, 2016**
> **File No. 333-160515-08**

Dear Mr. Rands:

We have reviewed your June 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2016 letter.

<u>Exhibit 33.1</u>

1. We note your response to prior comment 3 in which you confirm that VW Credit, Inc., as servicer, is responsible for ensuring that the amounts due to investors are properly allocated. Because VW Credit, Inc.'s 1122 assessment report did not cover Item 1122(d)(3)(ii), please file an amended Form 10-K with an assessment report from VW Credit, Inc. specifying that Item 1122(d)(3)(ii) is an applicable servicing criterion for VW Credit, Inc. as it relates to ensuring amounts due to investors are properly allocated. Please also confirm for future Form 10-K filings that VW Credit Inc.'s 1122 assessment reports and related attestation reports will include Item 1122(d)(3)(ii) as an applicable servicing criterion with respect to ensuring that amounts due to investors are properly allocated.

Exhibit 34.1

2. We also note that the corresponding attestation report of Baker Tilly Virchow Krause, LLP did not exclude Item 1122(d)(3)(ii) with respect to remittances, Item 1122(d)(3)(iii), or Item 1122(d)(3)(iv), which VW Credit, Inc. indicated in its assessment report are performed by the trustee. Please file a new attestation report from Baker Tilly Vorchow Krause, LLP that correctly reflects the applicable servicing criteria to VW Credit, Inc.

You may contact Lulu Cheng at 202-551-3811 or me at 202-551-3731 if you have any questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: William Horwath, VW Credit, Inc.
        Stuart M. Litwin, Mayer Brown LLP